UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								March 31, 2006

Via Facsimile (502) 874-8567 and US Mail

David C. Novak
Chief Executive Officer
Yum! Brands, Inc.
1441 Gardiner Lane,
Louisville, Kentucky  40213

	Re:	Yum! Brands, Inc.
		Form 10-K for the Fiscal Year Ended December 25, 2005
      Filed March 3, 2006
	 	File No. 1-13163

Dear Mr. Novak:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media reports that Yum! Brands, Inc. may have franchise or other operations in Syria, which is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and the Commerce Department`s Bureau of Industry and Security. With a view to disclosure, please describe to the best of your knowledge such operations and discuss their materiality to you in light of Syria`s status as a state sponsor of terrorism. Please also discuss whether any such operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Syria, including through subsidiaries, affiliates, franchisees, licensees, joint ventures and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Syria.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance
Mr. Novak
Yum! Brands, Inc.
March 31, 2006
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